Manning & Napier Fund, Inc. POS EX

Exhibit (12)(a)(1)

September 28, 2020

Board of Directors

Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, New York, 14450

Re:	Agreement and Plan of Reorganization, dated as of September 21, 2020 (the “Agreement”), by and between (i) Manning & Napier Fund, Inc., a Maryland corporation (the “Fund”), severally and not jointly on behalf of each series of the Fund identified in Schedule A as an Acquired Series (the “Acquired Series”); (ii) the Fund on behalf of the series of the Fund identified in Schedule A as the Surviving Series (the “Surviving Series” and together with the Acquired Series, the “Series”); and (iii) solely for the purposes of Sections 13(b) and 17(b) of the Agreement, Manning & Napier Advisors, LLC (“MNA”) the investment adviser to the Series.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of each Acquired Series and its corresponding Surviving Series that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of each Acquired Series to its corresponding Surviving Series and the assumption of all of the liabilities of such Acquired Series by its corresponding Surviving Series in exchange solely for shares of beneficial interest of the Surviving Series (“Surviving Series Shares”) and (2) the distribution of the Surviving Series Shares to the shareholders of the corresponding Acquired Series in complete liquidation of such Acquired Series. The transactions described in (1) and (2) of the immediately preceding sentence, collectively with respect to each Acquired Series and the Surviving Series, each referred to herein as a “Reorganization”.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the information statement and prospectus and statement of additional information (collectively, the “Information Statement/Prospectus”) to be included in the Surviving Series’ registration statement on Form N-14 (the “Registration Statement”), (c) certain representations concerning each Reorganization made to us in a letter from the Fund on behalf of the Surviving Series and each Acquired Series dated September 28, 2020 (the “Representation Letter”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letter present all material and relevant facts relating to each Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that each Acquired Series and each Surviving Series on the Closing of a Reorganization will satisfy, and following each Reorganization, each Surviving Series will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Series, as being true and correct in all material respects as of the Closing Date.

Board of Directors

September 28, 2020

Based on the foregoing and provided each Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the Agreement and the Representation Letter, it is our opinion with respect to each Reorganization that:

1.          The acquisition by each Surviving Series of all of the assets of its corresponding Acquired Series, as provided for in the Agreement, in exchange for such Surviving Series Shares (including fractional shares, if any) and the assumption by such Surviving Series of all of the liabilities of its corresponding Acquired Series, followed by the distribution by such Acquired Series to its shareholders of such Surviving Series Shares (including fractional shares to which they may be entitled, if any) in complete liquidation of the Acquired Series, should qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Series and its corresponding Surviving Series each should be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.          No gain or loss should be recognized by an Acquired Series upon the transfer of all of its assets to, and the assumption of all of its liabilities by its corresponding Surviving Series in exchange solely for such Surviving Series Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of such Acquired Series’ taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.          No gain or loss should be recognized by a Surviving Series upon the receipt by it of all of the assets of its corresponding Acquired Series in exchange solely for the assumption of all of the liabilities of such corresponding Acquired Series and issuance of the Surviving Series Shares pursuant to Section 1032(a) of the Code.

4.          No gain or loss should be recognized by an Acquired Series upon the distribution of its corresponding Surviving Series Shares by such Acquired Series to shareholders of the Acquired Series in complete liquidation (in pursuance of the Agreement) of the Acquired Series pursuant to Section 361(c)(1) of the Code.

5.          The tax basis of the assets of an Acquired Series received by its corresponding Surviving Series should be the same as the tax basis of such assets in the hands of such Acquired Series immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Series on the transfer pursuant to Section 362(b) of the Code.

Board of Directors

September 28, 2020

6.          The holding periods of the assets of an Acquired Series in the hands of its corresponding Surviving Series should include the periods during which such assets were held by such Acquired Series pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the corresponding Surviving Series have the effect of reducing or eliminating the holding period with respect to an asset.

7.          No gain or loss should be recognized by the shareholders of an Acquired Series upon the exchange of all of their shares of beneficial interest of such Acquired Series (“Acquired Series Shares”) solely for its corresponding Surviving Series Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

8.          The aggregate tax basis of Surviving Series Shares received by a shareholder of the corresponding Acquired Series (including fractional shares to which they may be entitled) should be the same as the aggregate tax basis of such Acquired Series Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.          The holding period of the Surviving Series Shares received by a shareholder of the corresponding Acquired Series (including fractional shares to which they may be entitled) should include the holding period of such Acquired Series Shares exchanged therefor, provided that the shareholder held such Acquired Series Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Fund of its undertakings in the Agreement and the Representation Letter.

Our opinion addresses only the specific federal income tax consequences of each Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of a Reorganization or any other action (including any taken in connection therewith).

This opinion is being delivered solely to you in connection with each Reorganization and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of an Acquired Series and a Surviving Series, and they may rely on it in connection with a Reorganization, it being understood that we are not establishing any attorney-client relationship with any such shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.

Board of Directors

September 28, 2020

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus heading “Additional Information about the Reorganization – Tax Considerations of the Reorganization and the Redemptions In Kind”. In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP

Board of Directors

September 28, 2020

Schedule A

Acquired Series	Surviving Series
Target Income Series Target 2015 Series	Pro-Blend Conservative Term Series
Target 2020 Series Target 2025 Series	Pro-Blend Moderate Term Series
Target 2030 Series Target 2035 Series Target 2040 Series	Pro-Blend Extended Term Series
Target 2045 Series Target 2050 Series Target 2055 Series Target 2060 Series	Pro-Blend Maximum Term Series